BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

Ordinary AND EXTRAORDINARY General MEETING

Meeting to be held on April 29, 2019

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction #481 of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map of the Ordinary and Extraordinary General Meeting to be held on April 29, 2019 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

The General Meeting will be held on April 29, 2019, at 11:00 am (BRT), at the Company‘s head office, located at Rua Jorge Tzachel, 475, in the City of Itajaí, State of Catarina State, Bairro Fazenda.

São Paulo, April 26, 2019

Lorival Nogueira Luz Junior

Chief Operations Officer

Chief Financial and Investor Relations Officer (Interim)

OGM - Ordinary General Meeting

Synthetic Consolidated Preliminary Voting Map

Description of Resolution	Asset	Approve	%	Reject	%	Abstain	%
1. To take the account of the managers, to examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2018:	ON	195,172,555	98.81%	0	0.00%	2,350,842	1.19%
2. To set the annual global compensation of the management for the 2019 fiscal year in the amount up to R$90.5 million, which covers the limit proposed for the fixed compensation (salary or management fees, direct and indirect benefits and social contributions), severance benefits, variable compensation (profit sharing) and amounts related to the Stock Option Plan and Restricted Shares Plan of the Company:	ON	177,250,224	89.74%	18,174,829	9.20%	2,098,344	1.06%
3. To authorize, as a complementation to the resolution provided in item (ii) of the agenda of the Ordinary General Shareholders' Meeting, the increase of up to R$27.8 million to the amount of the annual global compensation of the Company's management for the 2019 fiscal year, which shall only be applicable in case the Board of Directors approves, based on Article 24 of the Bylaws, the increase of number of members of the Company's Board of Officers to up to eight (8) members, in which case the global annual compensation of the Company's management for the 2019 fiscal year shall be of up to R$118.3 million:	ON	177,250,224	89.74%	18,174,829	9.20%	2,098,344	1.06%
4. Indication of candidates for the fiscal council (the shareholder may indicate as many candidates as there are number of places to be filled in the general election)	-	-	-	-	-	-	-
Attilio Guaspari (Efetivo) / Susana Hanna Stiphan Jabra (Suplente)	ON	94,592,634	47.89%	6,097,363	3.09%	96,833,400	49.02%
Maria Paula Soares Aranha (Efetivo) / Mônica Hojaij Carvalho Molina (Suplente)	ON	102,773,091	52.03%	0	0.00%	94,750,306	47.97%
André Vicentini (Efetivo) / Valdecyr Maciel Gomes (Suplente)	ON	193,406,263	97.92%	0	0.00%	4,117,134	2.08%
5. To set an annual global compensation for the 2019 fiscal year for the members of the Fiscal Council in the amount corresponding to, at least, ten percent (10%) of the average of the compensation paid to the Company's Board of Officers (not including benefits, representation allowances and profit sharing), under the terms of Article 162, § 3, of Law No. 6,404/1976:	ON	195,425,053	98.94%	0	0.00%	2,098,344	1.06%